Blockchain Industries, Inc.
730 Arizona Ave., Suite 220
Santa Monica, California 90401

May 28, 2019

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn:	Mr. William H. Thompson

Re:	Blockchain Industries, Inc.
Form 10-K for Fiscal Year Ended April 30, 2018
Filed October 29, 2018
Amendment 2 to Form 10-Q for Fiscal Quarter Ended January 31, 2018
Filed November 2, 2018
Response Dated November 2, 2018
File No. 0-51126

Dear Mr. Thompson:

By letter dated December 3, 2018, the staff (the “staff,” “you,” or ”your”) of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) provided Blockchain Industries, Inc. (the “Company,” “we,” “us,” “us,” or “our”) with its comments to the Company’s Form 10-K/A for the Fiscal Year Ended April 30, 2018 and our Form 10-Q/A3 for the Quarterly Period Ended January 31, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for Fiscal Year Ended April 30, 2018

General

1.
In light of your revised disclosure regarding your Investment Management vertical and your response to comment 22 in our letter dated May 31, 2018 we are considering your disclosure. We may have additional comments.

Response 1.
Duly noted.

Cover Page

2.
You state on your cover page that you have Common Stock registered pursuant to Section 12(g) of the Exchange Act; however, given that you withdrew your registration statement on Form 10-12G earlier this year, this statement appears to be inaccurate. Please revise to remove this statement or advise.

Response 2.
We will revise our disclosure accordingly.

3.
Please disclose the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.

Response 3.
In response to the Staff’s comment, the above-mentioned information will be added to the latest Form 10-K/A to be filed within 15 business days of this response.

Our Business, page 5

4.
As part of your investment management vertical, you have started, and intend to continue, to create a portfolio of digital assets through participation in offerings and secondary market purchases of various tokens. Please disclose the process and framework that you are using to determine which digital assets to add to your portfolio. Please also disclose how you will evaluate whether each digital asset you acquire and hold is a security. If such digital asset constitutes a security, please confirm your understanding that if you choose to sell these tokens in the future, you will either register the issuance, or rely upon an exemption from registration.

Response 4.
In response to the Staff’s comment, the Company has developed an internal evaluation methodology that includes macro/micro-market trends, current portfolio holdings, potential returns with base, best, worst case scenarios, assessments of the intended investment’s management team, or other key factors that would have a significant impact on the business. The Company’s position on whether or not a token is a security is outlined in the memo that is produced for each potential investment. This is a policy the Company plans to handle internally. It did not apply to investments made.

Risk Factors, page 10

5.
We note your disclosure of a material weakness in your internal controls over financial reporting on page 43. Please provide related risk factor disclosure or tell us why you do not believe such disclosure is necessary.

Response 5.
We will revise our disclosure accordingly to include an additional risk factor related to material weakness in our internal controls.

The following disclosure will be added to the latest Form 10-K/A to be filed within 15 business days of this response:

“Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

In connection with the evaluation of our internal control over financial reporting as of April 30, 2018, that was undertaken by management in connection with the preparation of our Annual Report on Form 10-K for the fiscal year ended April 30, 2018, management determined that our lack of sufficient internal accounting resources resulting in a lack of segregation of duties to ensure an adequate review of financial statement preparation and ineffective management review of complex transactions to enable timely decisions regarding disclosures constituted a material weakness as of April 30, 2018. To remediate the foregoing weaknesses managements plans include (i) re-designing our accounting processes and control procedures; (ii) identifying gaps in our skill base and the expertise of our staff required to meet the financial reporting requirements of a public company; and (iii) review and improve current accounting policies and procedures and develop a thorough document detailing said policies and procedures with respects to the requirements and application of both US GAAP and SEC Guidelines. Despite these remedial measures undertaken during the fiscal year end April 30, 2018, we were not able to adequately address the weaknesses that we identified, and thus management determined that the weaknesses still existed as of April 30, 2018.”

We may be classified as an investment company, page 12

6.
Please revise your disclosure to discuss the potential effect that the volatility in the digital asset markets may have on your ability to maintain a portfolio consisting of no more than 40% of digital assets that are securities.

Response 6.
In response to the Staff’s comment, see revision in underline below which will be added to the latest Form 10-K/A to be filed within 15 business days of this response.

“We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended, (the “1940 Act”), a company may be deemed an investment company under section 3(a)(1)(C) if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on a consolidated basis.

As a result of our investments and/or the result of volatility in the digital asset markets, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an investment company as defined under the 1940 Act. The Digital Assets we own, acquire or mine may be deemed an investment security by the SEC. An investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the 1940 Act. One such exclusion, Rule 3a-2 under the 1940 Act, allows an investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer's total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of April 30, 2018, we do not believe we are an investment company, however resolution of pending comments received from the SEC have not been concluded and this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until these issues are resolved or the SEC issues rules and regulations concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities, Digital Assets or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As Rule 3a-2 is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. However, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we may be constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.”

As of the date of this response letter, the Company holds an immaterial amount of cryptocurrencies as almost all of the Company’s holdings were sold during the past 12 months. Additionally, we no longer plan to have an investment management business nor do we foresee making any additional balance sheet investments in cryptocurrencies or other securities in the future. Accordingly, we no longer view becoming a 1940 Act as a possibility given the Company’s current assets and business model moving forward. Further, it is our intention, not to pursue the engagement of certain transactions relating to the Company holding, being issued or acquiring a substantial amount of cryptocurrencies relative to non-investment assets.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 30

7.
We note your revised disclosure in response to comment 19 in our letter dated May 31, 2018, included in Note 2 to the Financial Statements and in the “Recent Development” section on page 30. Please expand your disclosure to describe for each investment the amount of tokens received, the issuer of the token, the nature of the token and explain how you determined the nature of such tokens.

Response 7.
In response to the Staff’s comment, we will expand the disclosure per the above-mentioned comment in the latest Form 10-K/A to be filed within 15 business days of this response.

The following disclosures have been added:

1.
Chimes ICO: No tokens received yet as part of investment.
2.
AutoLotto: No tokens received yet as part of investment.
3.
Academy: 416,666.67 tokens and treat them as security tokens.
4.
Coral Health: On January 22, 2019, Coral Health informed the Company that our investment was being converted into an equity position under the Equity Contingency provision of the SAFT. The $250,000 invested translated into 0.25% equity ownership into Coral Health, which consists of 25,000 shares out of a total of 10,000,000 shares in Coral Health’s Canadian corporation. The Company will also receive an equity position in Coral Health’s U.S. corporation, entitled to 25 shares out of 10,000 total shares. Per Coral Health, the amount of total shares outstanding may be lower if certain shareholders do not gain title to their shares. In addition, Coral Health created option pools for incentive compensation for employees, officers and contractors of 1,250,000 for the Canadian corporation and 1,250 for the U.S. corporation, which could result in future dilution of the Company’s equity positions.

5.
Basecoin & Origin Protocol: Basecoin investment was returned to the Company on Jan 31, 2019 at a loss close to 8%. Origin tokens have not been received, nor do we know the exact amount we will receive. The Company will treat these tokens as security tokens.
6.
BlockEx: The Company treats these tokens as security tokens
7.
Wireline: The Company treats these tokens as security tokens.
8.
VideoCoin: The Company treats these tokens as security tokens.
9.
LegatumX: Common equity, no tokens received or to be received.

8.
We note your response to comment 20 in our letter dated May 31, 2018 and we reissue the comment in part. In this regard, please revise to discuss whether you plan to hold or trade each digital asset or cryptocurrency you currently hold and describe the custodial practices and cybersecurity measures you currently have in place or intend to use to protect the digital assets you hold, or tell us where you have provided such disclosures in your filing. Please also revise to disclose any risks and challenges created by events on the underlying blockchain of the asset, such as “forks” and “airdrops.”

Response 8.
In response to the Staff’s comment, we have expanded the disclosure per the above-mentioned comment in the latest Form 10-K/A to be filed within 15 business days of this response.

The following disclosures are to be added:

1.
Given liquidity needs, the Company could sell digital assets (if there is a liquid market for the asset). If company and general crypto market recovers, the Company may hold.
2.
The Company’s custodial and cybersecurity measures include using cold storage for tokens that have wallets that allow this. The Company’s management and Board, which forms an informal investment committee, will be responsible for determining and using “best practices” measures when engaging in transactions that require buy, sell or hold decision making.
3.
There may be unknown accounting issues with new assets delivered by airdrops and forks. There may also be loss of value from existing assets if the blockchain forks because market conditions do not find the fork advantageous.

9.
We note your response to comment 21 in our letter dated May 31, 2018 and we reissue the comment. To the extent you plan to trade digital assets, disclose the trading platforms or exchanges on which you intend to trade these assets.

Response 9.
The Company currently has accounts with Bitfinex, Binance, Nanex, Gemini and Coinbase/GDAX. The Company will utilize these exchanges, open new accounts at different exchanges, or engage in over-the-counter sales of digital assets in order to obtain the best pricing. In addition, the Company may seek opportunities to exchange current digital assets for other digital assets, depending on current market conditions for both digital asset pairs and digital asset to fiat pairs. The Company currently does not hold a material amount of these assets, but most of what is currently held is without significant value. We have revised the recent developments section of the 10-K to provide for updated disclosure regarding this aspect of our business. The Company believes this comment, regarding the 1940 Act, to be moot as the Company no longer has plans to develop this aspect of its business, and while it maintains these accounts, it does not intend to engage in this line of business any further.

Chimes ICO, page 30

10.
We note that you have paid for Chimes Equity Tokens and acquired Chimes Equity Tokens pursuant to Simple Agreements for Future Tokens (“SAFTs”) to be issued in the future. Disclose under what circumstances these sets of tokens will be issued to you in the future. These SAFTs grant you “the option to purchase future utility tokens for use on the Chimes network platform.” Please describe the services provided by the Chimes network platform, how you determined that these are utility tokens, and how you will determine the number of tokens to be received.

Response 10.
In response to the Staff’s comment:

For the Company to receive tokens through our investment in the Chimes SAF, there will need to be a Network Launch before the expiration or termination of the SAFT.

Chimes plans to leverage their audience to create a global marketplace facilitating new music-related information, products and services built around a blockchain-based ecosystem for fans, musicians, and music professionals. By becoming the central online hub for music information and discovery, Chimes believe their site will become the nexus for artists’ interactions, communications between industry professionals, and a key launch point for consumers to purchase from artists; buy concert tickets, artist merchandise and memorabilia; and conduct a host of other music-related transactions facilitated by their proprietary cryptocurrency, or token. It is anticipated that the Chimes marketplace will act as a clearinghouse for new music-related services such as crowdsourced musical performances, sponsored creation of music, micro-sales of music licensing rights, and other services conceived and implemented by their user community in a decentralized manner. Chimes believes this new ecosystem requires two elements to be successful: (1) a decentralized blockchain model for smart contract payments and incentives and (2) their comprehensive music information data service, the growth and maintenance of which will be facilitated by a decentralized blockchain. It is the intention for the combination of these two offerings will create the community around which their products will launch.

BlockEx, page 31

11.
We note your response to comment 15 in our letter dated May 31, 2018 and we reissue the comment in part. Please clarify if you, the other investors, or both, will be entitled to the tokens to be issued to the “investor pool.” We also note your revised disclosure that “this investment provides the Company with exposure to a digital asset exchange platform.” Please clarify how this investment provides you with such exposure. If you have procured additional tokens via the pre-sale feature you reference, please disclose those as well.

Response 11.
The Company received 1,428,571 tokens and this is all the Company will receive. The BlockEx Digital Asset Exchange Platform manages the entire lifecycle of blockchain based digital assets, including origination, issuance, exchange, settlement and redemption. Therefore, by owning BlockEx tokens, the Company has a direct investment in this digital asset exchange platform.

Results of Operations

Years Ended April 30, 2018 and 2017, page 33

12.
Revise to discuss the anticipated sources of funds that you will need to proceed with your material commitments. For example, we note your disclosure on page 7 that you will seek additional capital to continue with your plan to build a data center for your Digital Asset Mining vertical and your disclosure on page 9 regarding your expectation to “seed [y]our funds with [y]our own capital by the end of the 2018 calendar year” for your investment company vertical. In light of your disclosure regarding your ability to continue as a going concern, please also disclose how you intend to finance your operating costs over the next 12 months. Refer to Item 303(2)(i) of Regulation S-K.

Response 12.
In response to the Staff’s comment, we will update the Results of Operations section on page 33 per the above-mentioned comment in the latest Form 10-K/A to be filed within 15 business days of this response.

The following disclosure language will be added:

We do not have any material commitments for capital expenditures as of the fiscal year ended April 30, 2018.

“The Company has funded operations in the past through the sales of its services and issuances of common stock. The Company’s continued operations are dependent upon obtaining an increase in its sales volume through its Advisory and Media and Education Services segments, the successful launch and revenue generation of the Investment Management and Digital Asset Mining segments, or the issuance of additional shares of common stock.

Based on the Company’s cash balance at April 30, 2018, and projected cash needs for the fiscal year ended April 30, 2019, management estimates that it will need to increase sales revenue and/or raise additional capital to cover operating and capital requirements. Management will need to raise additional funds through potential equity or debt financing. Although management has been successful to date in raising necessary funding, there can be no assurance that sales revenue will substantially increase or that any required future financing can be successfully completed on a timely basis, or on terms acceptable to the Company.

Operating expenses, page 34

13.
We note that you identify two or more factors that contributed to a change in your operating expenses. Please disclose the factors that resulted in the increase in legal and professional fees and general and administrative expenses and the dollar impact that each had on operating expenses. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Response 13.
In response to the Staff’s comment, we will update the disclosure language in the above-mentioned section in the latest Form 10-K/A to be filed within 15 business days of this response. Revision in underline below

See revised disclosure below.

“Operating expenses for the years ended April 30, 2018 and 2017 were $2,894,882 and $148,000, respectively. The increase is attributable to the commencement of significant operations, primarily in the form of professional fees and administrative fees. These expenses include $1,760,703 in legal and professional services and $1,134,179 in general and administrative expenses. The general and administrative expenses consist of primarily travel expenses, advertising and marketing for our blockchain conference in Puerto Rico, meals, rent, office supplies and other miscellaneous office expenses. The legal and professional services expenses increased significantly due to the Company hiring contractors to help with legal reviews, investment banking analysis, digital asset banking analysis, management of the company (executive officer compensation, IT services, marketing, general operations, etc.), and specialists for the conference in Puerto Rico.”

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-12

14.
Please identify for us and consider the need to revise your disclosure to clarify the material components of the Investment in the SAFT balance sheet line item, the accounting for them and the basis for such accounting, and whether the title of the line item appropriately reflects its material components. For example, when your refer to equity tokens and utility tokens do they represent the ASC Master Glossary definition of financial assets, derivative, equity security or intangible asset? Similarly, please also consider the need to clarify your disclosure to indicate for each material item on pages F-12 to F-14 of your April 30, 2018 10-K the balance sheet line item in which it is presented and how you are accounting for each.

Response 14.
In response to the Staff’s comment,

The Company accounts for the investments in Equity Tokens as Equity Securities as defined in the ASC Master Glossary. These are measured at Fair Value at each reporting period in accordance with ASC 820 and are represented as Investments in Digital Currencies line items on the balance sheet.

The Company accounted for the Utility Tokens received as part of our SAFT agreements as Financial Assets as defined in the ASC Master Glossary. These were measured and recorded at cost upon the date of investment by the Company. The Company has concluded that there is no current or future value related to these Utility Tokens and have written these SAFT investments down to $0.

We will update the disclosure language and include a table detailing the components of the SAFT investment in the above-mentioned section in the latest Form 10-K/A to be filed within 15 business days of this response.

See revised disclosure below. Revision in underline below:

“The Company enters into simple agreements for future tokens (“SAFT”) in which the Company invests in a company for a promise of access to future product of the company. The Company accounts for its Investment in SAFT agreements as a financial asset and, in accordance with ASC 321 Investments – Equity Securities, the Investments in SAFT agreements are carried at cost. At April 30, 2018, the Company concluded that there is no current or future value related to the Investments in SAFTs and, as a result, have written-off the full $1,720,000.”

Consolidated Statement of Operations, page F-3

15.
Please tell us your basis in GAAP for classifying stock compensation expense under other income (expense) rather than under operating expenses in the consolidated statement of operations for the year ended April 30, 2018.

Response 15.
In response to the Staff’s comment, we inadvertently included stock compensation expense in other income (expense). We have reclassified stock compensation expense to operating expense in the Statement of Operations for the year ended April 30, 2018, of the latest Form 10-K/A to be filed within 15 business days of this response.

Consolidated Statements of Cash Flows, page F-5

16.
Please tell us how to reconcile proceeds from the issuance of common stock disclosed in the consolidated statements of shareholders’ equity (deficit). In addition, please revise to disclose non-cash investing and financing activities. Please refer to ASC 230-10-50-3.

Response 16.
In response to the Staff’s comment, we updated cash flow statement to better reflect the issuances of common and preferred stock in the latest Form 10-K/A to be filed within 15 business days of this response.

Notes to the Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

17.
Please disclose the factors used to identify your reportable segments, including the basis of organization and the types of products and services from which each segment derives its revenues. Please refer to ASC 280-50-10-21. In addition, please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact.

Response 17.
In response to the Staff’s comment, we have included disclosure regarding the factors used to identify our reportable segments, including the basis of organization and the types of products and services from which each segment would derive its revenues. In addition, due to a majority of the Company’s revenues being generated by one reportable segment, the media and education segment, the Company was unable to produce any consistent, material operations in any of our other segments. We believe the added disclosure, as noted above, provides a transparent disclosure to investors regarding our business verticals. While these business segments existed at the time of the filing, due to the lack of interest from outside parties, the Company has pivoted away from the Investment Management, Digital Asset Advisory Services and Digital Asset Mining segments. There is a possibility the Company explores the Digital Asset Advisory Services business segment in the future if there is interest and the Company has the capabilities to do so.

See added disclosure below:

“Segment Reporting

The Company has four reportable segments: Investment Management, Digital Asset Advisory Services, Media and Education, and Digital Asset Mining. The Investment Management segment provides investment management services for block-chained related assets. The Digital Asset Advisory segment provides clients a complete solution including, but not limited to, architecting their token structure and issuance, crypto-economic design, technology engineering, consulting, generating whitepapers, software development, marketing and eventually making capital introductions. The Media and Education segment helps promote the awareness, growth and education of blockchain technology and digital assets. The Digital Asset Mining segment will set up mining facilities with access to inexpensive energy and lease these facilities to experienced digital asset miners.

The accounting policies of each of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses and foreign exchange gains and losses. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. As of the year ended April 30, 2018, the only reportable segment that generated significant revenue or operations was the Media and Education segment. The Company is currently unable to follow through on the development of its other segments.”

18.
Please revise to include a description of the accounting policies related to available-for-sale securities.

Response 18.
In response to the Staff’s comment, we updated the Fair Value Measurement disclosure in Note 2 to reflect our accounting policy related to investments insecurities in the latest Form 10-K/A to be filed within 15 business days of this response.

Stock-based Compensation, page F-10

19.
Please revise to disclose how you determine the measurement date of stock-based awards to nonemployees, how you measure stock-based compensation costs before the measurement date, and how you measure stock-based compensation costs after the measurement date. Please refer to ASC 505-50.

Response 19.
In response to the Staff’s comment, we updated the Stock-based Compensation disclosure in Note 2 to reflect the above comment in the latest Form 10-K/A to be filed within 15 business days of this response.

See revised disclosure below. Revision in underline below.

“In accordance with ASC 718, Compensation – Stock Based Compensation, and ASC 505, Equity Based Payments to Non- Employees (“ASC 505”), the Company accounts for share-based payment using the fair value method. Common shares issued to third parties for non-cash consideration are valued based on the fair market value of the services provided or the fair market value of the common stock on the measurement date, whichever is readily determinable. Per ASC 505 the measurement date is (a) when a performance commitment, as defined, is reached or (b) when the earlier of (i) the non-employee performance is complete or (ii) the instruments are vested. ASC 505 allows for, when appropriate, an issuer to recognize the costs related to share-based payment transactions with non-employees before a measurement date has occurred if (i) the quantity and terms of the equity instruments are known up front or (ii) the quantity or any of the terms of the equity instruments are not known up front for purposes of recognition of any costs of the transaction during financial reporting periods before the measurement date. If any costs are recognized prior to the measurement date the fair value of the equity instruments shall be remeasured at each reporting period. The Company identified the measurement date for the share-based instruments at the date of their specific performance commitment and did not recognize any related costs prior to the measurement dates.

The Company calculates the fair value of option grants utilizing the Black-Scholes pricing model and estimates the fair value of the stock based upon the estimated fair value of the common stock. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The result of the estimates used in our valuation was approximately $3,222,436 million of stock-based compensation expense for the year ended April 30, 2018, comprised of $2,460,083 of expense related to common shares issued to independent contractors and $762,353 of expense related to options granted to independent contractors.”

Investments in Digital Currencies, page F-11

20.
We note your accounting policy disclosure that you account for investments in digital currencies in accordance with the fair value option in ASC 825. In order to help us evaluate your accounting policy, please analyze for us each of your investments in digital assets in the context of the specific provisions of ASC 825-10-15 and demonstrate why they represent eligible items to which the fair value option may be applied. In addition, as previously requested, please analyze for us whether each of your investments in digital assets are intangible assets as defined in ASC 350 and if so, your analysis of the specific provisions of ASC 350-10-15.

Response 20.
In response to the Staff’s comment, upon further review of the Company’s investments in cryptocurrency we believe that these investments should qualify and be recorded as indefinite-lived intangible assets. The definition of an intangible asset, per ASC 305-10-20, is an asset (not including financial assets) that lack physical substance. Due to the fact that cryptocurrencies are created by mining and that they are stored in digital wallets the Company believes that cryptocurrencies satisfy the definition of not having physical substance. Further, the Company does not believe cryptocurrency qualifies for cash or cash equivalents as defined in the ASC Master Glossary. As a result, the Company will reclassify its investment in cryptocurrency to intangible assets, recorded at cost, and test for impairment annually or at the time of a triggering event.

Investments in SAFT’s and Pre-IOC Tokens

LegatumX, page F-14

21.
Please tell us how you are accounting for your investment in LagatumX common stock and how the investment is recorded in the consolidated balance sheets.

Response 21.
In response to the Staff’s comment, we updated the disclosure to reflect the treatment of the investment as a VIE. We also updated Note 2. Significant Accounting Policies to reflect VIE language as well as the financial statements to reflect the non-controlling interest piece in the latest Form 10-K/A to be filed within 15 business days of this response.

See added disclosure language for VIE treatment in Note 2 below:

“Variable Interest Entities

The Company follows ASC 810-10-15 guidance with respect to accounting for variable interest entities (each, a “VIE”). These entities do not have sufficient equity at risk to finance their activities without additional subordinated financial support from other parties or whose equity investors lack any of the characteristics of a controlling financial interest. A variable interest is an investment or other interest that will absorb portions of a VIE’s expected losses or receive portions of its expected residual returns and are contractual, ownership, or pecuniary in nature and that change with changes in the fair value of the entity’s net assets. A reporting entity is the primary beneficiary of a VIE and must consolidate it when that party has a variable interest, or combination of variable interest, that provides it with a controlling financial interest. A party is deemed to have a controlling financial interest if it meets both of the power and losses/benefits criteria. The power criterion is the ability to direct the activities of the VIE that most significantly impact its economic performance. The losses/benefits criterion is the obligation to absorb losses from, or right to receive benefits from, the VIE that could potentially be significant to the VIE. The VIE model requires an ongoing reconsideration of whether a reporting entity is the primary beneficiary of a VIE due to changes in facts and circumstances.

We currently consolidate one VIE, LegtumX, as of April 30, 2018. The Company had no VIEs at April 30, 2017. Refer to Note 4, Investment in LegatumX, for additional information.”

Note 6. Note Receivable, page F-21

22.
Please explain to us how you are accounting for the option to purchase tokens of AutoLoan initial coin offering and the basis in GAAP for your accounting citing relevant accounting literature. Please be sure to address the guidance in ASC 815.

Response 22.
In response to the Staff’s comment, we have estimated that the current and future value for the AutoLotto Options is $0. We have added the following language to the disclosures discussing the AutoLotto Options.

“Due to management’s estimate of the lack of an active market for the Option or the future market of the AutoLotto Tokens the Company recorded a value of $0 at April 30, 2018.”

Note 12. Stockholders’ Equity (Deficit)

Common Stock Issued in Exchange for Consulting, Professional and Other Services, page F-23

23.
We reviewed you response to comment 10 and the revisions to your disclosure. Please address the following with respect to stock-based compensation awards:

●
We understand that you completed a 409(A) valuation on May 22, 2018 to determine the fair value of stock-based compensation awards granted to employees and nonemployees during 2017 and 2018. Please explain to us why you did not use the OTC trading prices of your common stock in determining the fair value of equity awards granted to nonemployees and employees. In addition, please tell us the trading prices of your common stock on each valuation date. Finally, please tell us whether the 409A valuations comply the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

●
We also understand that you may have used the sales prices of recent private offerings of common stock to determine the fair value of stock-based compensation awards. Please tell us what the OTC trading prices of your common stock was on the dates of the private placements.

●
Please provide us a summary of stock-based awards that includes the grantee, grant date, the OTC trading prices on the grant dates and the number of shares of common stock underlying the stock option and restricted stock awards.

●
Please tell us how you accounted for the modified award described on page 47 granted to Mr. Robbins on May 10, 2018.

●
Please revise to provide all of the applicable disclosures required by ASC 718-10-50-2 for stock options and restricted stock awards granted to employees and nonemployees.

Response 23.
In response to the Staff’s comment

●
The Company did not use the OTC trading prices of our common stock in determining the fair value equity awards granted to nonemployees and employees due to the lack of significant historical trading activity and volume at the time of the grants. Management felt that the price provided in Private Placements provided a more reasonable and conservative baseline for valuation.
●
The OTC trading prices for our common stock on each valuation date is as follows:
o
December 1, 2017 – $3.50
o
January 1, 2018 – $7.025
o
February 1, 2018 – $14.00
o
March 1, 2018 - $13.50
●
The OTC trading prices of our common stock on each of the dates of our private placements are as follows:
o
Please refer to Exhibit A of this document
●
Please refer to the Exhibit B of this document for a summary of the stock-based awards;
●
The initial 120,000 options issued to Mr. Robbins as part of his February 1, 2018 employment agreement were initially valued using the Black-Scholes model. As of the cancellation and date of Mr. Robbins’ new employment agreement on May 10, 2018, none of the original 120,000 options had vested and therefore had not been expensed in any amount. The 120,000 options were cancelled. We fair valued the 144,000 options provided in the May 10, 2018 agreement, using the Black-Scholes Model, and have recorded expense based on the vesting schedule.
●
We have updated applicable disclosures required by ASC 718-10-50-2 for stock options and restricted stock awards in Note 12.

Subsequent Events, page F-26

24.
We note your last paragraph that you have received Ether and Bitcoin as payment for a subscription purchase agreement. In an appropriate place in your annual report, please explain the payment process. For example, explain how the conversion of the cryptocurrency to dollars will be accomplished, whether the company will use a specific cryptocurrency exchange and how and when the price in cryptocurrency will be determined and communicated to the purchaser.

Response 24.
For a subscription purchase agreement, the Company would provide the related wallet address to the investor. Typically, the investor would send a small test transaction, ensuring the Company receives the deposit. For a test transaction or any other deposit for a subscription purchase agreement, the Company would communicate the U.S. Dollar related exchange to the investor either immediately before or after the transaction settled. The exchange rate used would either be from Coinmarketcap.com, which would typically be the case if the investor send money into a cold storage wallet, or a price quoted by the exchange, if the investor sent money to an exchange wallet. The exchange rates, wallets of the investor, Ether and Bitcoin amounts remitted, or other relevant information were recorded for best practices in recordkeeping.

Exhibits 31.1 and 31.2

25.
We note that paragraph 4d. does not conform to the certification set forth in Item 601(31)(i) of Regulation S-K. Please revise to conform to the certification in Item 601(31)(i) of Regulation S-K.

Response 25.
In response to the Staff’s comment, we have updated the language for paragraph 4d. in Exhibits 31.1 and 31.2 in the latest Form 10-K/A to be filed within 15 business days of this response .

General

26.
Please tell us when you plan to file your quarterly report on Form 10-Q for the quarter ended July 31, 2018.

Response 26.
In response to the Staff’s comment, we plan on filing our quarterly report on Form 10-Q for the quarter ended July 31, 2018, on or about September 15, 2019, contingent on the resolution of the comments included in this letter. We are continuing to file with OTC in the meantime.

Amendment 2 to Form 10-Q for Fiscal Quarter Ended January 31, 2018

Notes to Unaudited Financial Statements

For the Three and Nine Month Interim Periods Ended January 31, 2018

Note 10. Restatement of Financial Statements, page 4

27.
We reviewed your response to comment 2 and the revisions to your disclosure. We note you restated your financial statements for other errors that you did not address in your restatement disclosures, including a restatement of professional fees and the AutoLotto note receivable not previously recognized. Please revise your disclosure to also discuss the errors in your interim financial statements related to stock-based compensation expense included in professional fees and the AutoLotto note receivable. Please refer to ASC 250-10-50-7 and 50-11.

Response 27.
In response to the Staff’s comment, we updated the disclosure in Note 10. Restatement of Financial Statements to reflect the items noted above not addressed in Amendment #2 in the latest Form 10-QA to be filed within 15 business days of this response.

See added disclosure language below:

“On January 16, 2018, the Company executed a 2-for-1 forward stock split. Accordingly, all references to the numbers of common shares and per data in the accompanying financial statements have been adjusted to reflect these splits, on a retroactive basis, unless indicated otherwise. Upon further review it was determined that certain components of the Company’s shareholders’ equity (deficit) had not been adjusted for the above mentioned forward split.

The balance at January 31, 2018, of common stock and additional paid-in capital was originally reported at $17,769 and $10,611,198, respectively and revised as $36,159 and $10,592,808, respectively. The balance at April 30, 2017, of common stock and additional paid-in capital was originally reported at $10,368 and $6,179,489, respectively and revised as $40,737 and $6,159,120, respectively. In addition, the number of common shares issued and outstanding as of April 30, 2017, was originally reported as 737,406 and revised as 40,737,406.

The Company previously disclosed on page 22 of amendment No. 1 to Form 10-Q for the fiscal quarter ended January 31, 2018, $18.8 million of non-cash stock-based compensation expense. The Company had corrected the stock-based compensation expense and recorded the amount as $166,603 in the statement of operations and statement of cash flows in Amendment No. 1, however, inadvertently did not change the disclosure on page 22 from the original filing of the Form 10-Q for the fiscal quarter ended January 31, 2018.

On January 17, 2018, the Company entered into a Promissory Note Agreement (“AutoLotto Agreement”) with AutoLotto, Inc., a Delaware corporation. Under the terms of the AutoLotto Agreement, the Company will pay to AutoLotto $1.5 million (the “Principal”) in exchange for a promissory note that will accrue interest at one percent per annum (the “Interest”). All unpaid Principal and Interest are due and payable to the Company at the earlier of (i) the closing of AutoLotto’s initial coin offering of at least $20,000,000 or (ii) AutoLotto’s issuance of equity securities (excluding any conversion or issuance of any note or other convertible security) of at least $20,000,000. In the event AutoLotto does not raise $20,000,000 through an initial coin offering or issuance of equity noted above, any unpaid Principal and Interest will convert to equity at a rate of $250,000,000 divided by the number of common shares outstanding immediately prior to January 17, 2020. As part of the AutoLotto Agreement, the Company also received an option to purchase tokens of the AutoLotto initial coin offering (the “Option”) equal to two times the outstanding unpaid Principal and Interest under the AutoLotto Agreement. The exercise price of the Option will be an undisclosed private pre-sale price, and the Option is exercisable within ten days of AutoLotto providing notice to the Company of its initial coin offering. The Option expires on January 16, 2020.

As of the date of this Report, the Company has funded $500,000 toward the AutoLotto Agreement, of which $250,000 was funded at the period ending January 31, 2018. The Company inadvertently classified the $250,000 funded to AutoLotto.com as an investment in available-for-sale securities. As such, the Company reclassed this amount to Notes Receivable.”

28.
We note that you only included Note 10 to the unaudited financial statements in Amendment 2 to Form 10-Q for the fiscal quarter ended January 31, 2018. Please note that any amendment to the financial statements or notes to the financial statements must contain the complete text of the item being amended. Please further amend Form 10-Q for fiscal quarter ended January 31, 2018 to include the complete text of Item 1 and updated certifications. Please refer to Exchange Act Rule 12b-15.

Response 28.
In response to the Staff’s comment, we will address the above in the latest Form 10-Q/Ato be filed within 15 business days of this response, to include all required information.

29.
Please label the financial statements as of and for the quarter ended April 30, 2018 and the balance sheet as of April 30, 2017 “as restated”.

Response 29.
In response to the Staff’s comment, we have addressed the above in the latest Form 10-QA.

30.
Please file a report under Item 4.02(a) of Form 8-K regarding non-reliance on previously issued unaudited financial statements for the fiscal quarter ended January 31, 2018.

Response 30.
In response to the Staff’s comment, we will have filed such 8-K.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Robert Kalkstein

Robert Kalkstein
Chief Financial Officer
Blockchain Industries, Inc.

Exhibit A

Date of Transaction	Transaction Type	Number of Shares Issued (or cancelled)	Class of Securities	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g. for cash or debt conversion) OR Nature of Services Provided (if applicable)	Restricted or Unrestricted as of this filing?	OTC Trading Prices on Grant Date
11/17/2017	New Issuance	2,000,000	Common	Robert Miketich	Cash	Restricted	$ 1.500
11/20/2017	New Issuance	2,000,000	Common	Gary Goodman	Cash	Restricted	$ 1.995
11/27/2017	New Issuance	200,000	Common	Timothy M. O'Loughlin #1	Cash	Restricted	$ 8.000
11/27/2017	New Issuance	50,000	Common	Steven M Nelson	Cash	Restricted	$ 8.000
11/27/2017	New Issuance	100,000	Common	JSGA LLC	Cash	Restricted	$ 8.000
11/27/2017	New Issuance	25,000	Common	Robert Liscouski	Cash	Restricted	$ 8.000
11/28/2017	New Issuance	100,000	Common	Denise Aversano	Cash	Restricted	$ 2.680
11/28/2017	New Issuance	50,000	Common	Clifford & Nicole Aversano	Cash	Restricted	$ 2.680
11/28/2017	New Issuance	100,000	Common	Lauren Salvani	Cash	Restricted	$ 2.680
11/28/2017	New Issuance	100,000	Common	Henry Hagood (IRA)	Cash	Restricted	$ 2.680
11/28/2017	New Issuance	100,000	Common	Henry Hagood	Cash	Restricted	$ 2.680
11/28/2017	New Issuance	50,000	Common	Tracy Mays	Cash	Restricted	$ 2.680
11/28/2017	New Issuance	50,000	Common	Thomas Madden	Cash	Restricted	$ 2.680
11/29/2017	New Issuance	100,000	Common	Joseph D. Catone	Cash	Restricted	$ 4.500
11/29/2017	New Issuance	200,000	Common	Timothy M. O'Loughlin #2	Cash	Restricted	$ 4.500
11/29/2017	New Issuance	100,000	Common	Kevin Raich	Cash	Restricted	$ 4.500
11/29/2017	New Issuance	50,000	Common	Abby Girvin	Cash	Restricted	$ 4.500
11/29/2017	New Issuance	300,000	Common	Michael Levine	Cash	Restricted	$ 4.500
11/29/2017	New Issuance	50,000	Common	Walter Schenker	Cash	Restricted	$ 4.500

11/29/2017	New Issuance	200,000	Common	Lisa Moynihan	Cash	Restricted	$ 4.500
11/30/2017	New Issuance	100,000	Common	Paul Becker	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Bryan Larkin	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	RockerFunder, LLC	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Gordon-Robbins Family Trust	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	William DuPlessie	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Zack Bouthiller	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	500,000	Common	James Slazas	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Scott Walker	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	50,000	Common	R. Kirk Huntsman	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Brock Pierce	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	50,000	Common	Larry Chatterly	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	50,000	Common	Joshua Levy	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	250,000	Common	Riverside Pictures LLC	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	50,000	Common	Doug Cole	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Michael DiLeo	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	100,000	Common	Endeavor Plus Holdings LLC	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	33,330	Common	Leonard DiLeo	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	33,330	Common	David Radeschi	Cash	Restricted	$ 3.500
11/30/2017	New Issuance	33,340	Common	Catherine Radeschi	Cash	Restricted	$ 3.500
12/1/2017	New Issuance	150,000	Common	Tony Evans	Cash	Restricted	$ 3.500
12/1/2017	New Issuance	150,000	Common	Kingsley Kobayashi	Cash	Restricted	$ 3.500
12/4/2017	New Issuance	100,000	Common	Paul Gebhardt	Cash	Restricted	$ 4.200
12/4/2017	New Issuance	100,000	Common	Jared Gaeta	Cash	Restricted	$ 4.200
12/4/2017	New Issuance	100,000	Common	Riptide Capital, LLC	Cash	Restricted	$ 4.200

12/4/2017	New Issuance	200,000	Common	Sagacious Gambit, Inc.	Cash	Restricted	$ 4.200
12/5/2017	New Issuance	150,000	Common	3102 Holdings LLC	Cash	Restricted	$ 4.050
12/5/2017	New Issuance	150,000	Common	Isaac Barber (IB Holdings)	Cash	Restricted	$ 4.050
12/7/2017	New Issuance	50,000	Common	David Lyons	Cash	Restricted	$ 4.150
12/8/2017	New Issuance	250,000	Common	Peter Schultz	Cash	Restricted	$ 7.125
12/14/2017	New Issuance	250,000	Common	Lawrence Partners LLC	Cash	Restricted	$ 12.050
12/16/2017	New Issuance	50,000	Common	Houssam Karam	Cash	Restricted	$ 10.500
12/16/2017	New Issuance	50,000	Common	Serena Azzghayer	Cash	Restricted	$ 10.500
12/19/2017	New Issuance	50,000	Common	LOUISE A FORD	Cash	Restricted	$ 10.000
12/21/2017	New Issuance	200,000	Common	DBW INVESTMENTS, LLC	Cash	Restricted	$ 10.250
12/22/2017	New Issuance	50,000	Common	John Gildea	Cash	Restricted	$ 9.005
1/10/2018	New Issuance	150,000	Common	Daintree Holdings, LLC	Cash	Restricted	$ 7.495
11/30/2017	New Issuance	80,000	Common	IC, LLC	Cash	Restricted	$ 3.500
12/19/2017	New Issuance	8,000	Common	LOUISE A FORD	Cash	Restricted	$ 10.000
12/19/2017	New Issuance	20,000	Common	Sal Ruiz	Cash	Restricted	$ 10.000
12/20/2017	New Issuance	24,000	Common	Adam F. Angelo	Cash	Restricted	$ 11.250
12/21/2017	New Issuance	16,000	Common	DBW INVESTMENTS, LLC	Cash	Restricted	$ 10.250
12/27/2017	New Issuance	20,000	Common	Len Chanasyk	Cash	Restricted	$ 8.495
1/1/2018	New Issuance	12,000	Common	John Yannielli	Cash	Restricted	$ 7.025
1/2/2018	New Issuance	8,000	Common	Edward Umlauf	Cash	Restricted	$ 9.400
1/2/2018	New Issuance	4,000	Common	Jeff Milewski	Cash	Restricted	$ 9.400
1/4/2018	New Issuance	200,000	Common	Bertrand Velge	Cash	Restricted	$ 6.065
1/6/2018	New Issuance	8,000	Common	Brian P. Costello	Cash	Restricted	$ 9.000
1/6/2018	New Issuance	24,000	Common	Micah Lieberman	Cash	Restricted	$ 9.000

1/8/2018	New Issuance	4,000	Common	David L. Bicking	Cash	Restricted	$ 8.995
1/8/2018	New Issuance	40,000	Common	James Scheffel	Cash	Restricted	$ 8.995
1/10/2018	New Issuance	24,000	Common	Greg Hanley	Cash	Restricted	$ 7.495
1/10/2018	New Issuance	4,000	Common	Barbara Ann Jones	Cash	Restricted	$ 7.495
1/12/2018	New Issuance	20,000	Common	Richard L. Busch and Teresa Busch Revocable Trust dated August 30, 2007	Cash	Restricted	$ 11.000
1/12/2018	New Issuance	20,000	Common	Robert Michael Day	Cash	Restricted	$ 11.000
1/14/2018	New Issuance	4,000	Common	Dale C. Sommers	Cash	Restricted	$ 11.000
1/14/2018	New Issuance	80,000	Common	J3E2A2Z LP	Cash	Restricted	$ 11.000
1/14/2018	New Issuance	40,000	Common	Russell & Tracy Blanch	Cash	Restricted	$ 11.000
1/15/2018	New Issuance	20,000	Common	Stephen L. Edwards II	Cash	Restricted	$ 11.000
1/15/2018	New Issuance	40,000	Common	Marcell Niederhauser	Cash	Restricted	$ 11.000
1/15/2018	New Issuance	4,000	Common	George Albert Baldigara	Cash	Restricted	$ 11.000
1/16/2018	New Issuance	20,000	Common	Dawn Johanknecht	Cash	Restricted	$ 16.000
1/16/2018	New Issuance	24,000	Common	Baldev Singh Birk	Cash	Restricted	$ 16.000
1/16/2018	New Issuance	39,600	Common	Sheri Hollenback	Cash	Restricted	$ 16.000
1/16/2018	New Issuance	8,000	Common	Kevin Hersh	Cash	Restricted	$ 16.000
1/16/2018	New Issuance	5,600	Common	Rita Rovazzi	Cash	Restricted	$ 16.000
1/16/2018	New Issuance	28,000	Common	Emily Diane Fuller	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	6,000	Common	Todd Hooper	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	10,000	Common	James L. Dillard	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	20,000	Common	Clinton Eugene Boyles	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	20,000	Common	Alan Beaumont	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	60,000	Common	David Zebrowski	Cash	Restricted	$ 16.000

1/17/2018	New Issuance	12,000	Common	Mark Alan Rossman	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	20,000	Common	Mark Alan Rossman	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	40,000	Common	Venkata S. Pulugurta	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	20,000	Common	Michael Wiitala	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	24,000	Common	Stan Smidt	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	20,000	Common	Jeffrey Bognar	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	20,000	Common	Leslie Tolliver	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	4,000	Common	Harbans Aulakh	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	24,000	Common	Robert Rogers	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	16,000	Common	Geoffrey L Jenkins	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	40,000	Common	J3E2A2Z LP	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	28,000	Common	Brian Shrock	Cash	Restricted	$ 16.000
1/17/2018	New Issuance	8,000	Common	Steve Rossman	Cash	Restricted	$ 16.000
1/18/2018	New Issuance	20,000	Common	Timothy W Phillips	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	32,000	Common	Eliel DaSilva	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Garry Sherman	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Michael Collins	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	25,000	Common	Gary Ulrich	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	40,000	Common	Kester Brothers Farm, LLC	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Nicole Becker	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	8,000	Common	Heidi A. Mizera	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Meghan E. Kelley	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Spanish Hill Investments LLC	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	16,000	Common	Larry Dale Hines	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	40,000	Common	Lidio Rainaldi	Cash	Restricted	$ 22.000

1/18/2018	New Issuance	20,000	Common	GERHARD & CHRISTINA FORMELLA	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Harold T. Ashcraft	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	6,800	Common	Ronald B. Beach	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	120,000	Common	Daniel Beveridge	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Cory Tarpenning	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	28,000	Common	Khaled Elraie	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	40,000	Common	Jeffrey Beach	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Russell Martz	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	John F. Jakovich & Helen Jakovich	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Michael James Ilyankoff	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Robert E. Hackett	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	20,000	Common	Charles-Olivier Sylvestre	Cash	Restricted	$ 22.000
1/18/2018	New Issuance	4,000	Common	R. Mark Wilhelm	Cash	Restricted	$ 22.000
1/19/2018	New Issuance	40,000	Common	Lawrence Kalkstein	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	60,000	Common	Brian H Doench	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	Jack Sickles	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	James LaBorde Investments, LLC	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	Glen P Carbo	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	16,000	Common	Francesco Mizera	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	4,500	Common	Mark Reddinger & Beth VandeVelde	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	8,000	Common	Theresa M. Ahern & Ricky D. Bohr	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	33,600	Common	Tretter Investments Inc.	Cash	Restricted	$ 20.000

1/19/2018	New Issuance	8,800	Common	Mike Bennett	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	Peter Schultz	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	Guoling Hao	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	Richard Meekins	Cash	Restricted	$ 20.000
1/19/2018	New Issuance	20,000	Common	Bradley Ralph Beals	Cash	Restricted	$ 20.000
1/20/2018	New Issuance	16,000	Common	Makoto Miyakawa	Cash	Restricted	$ 20.000
1/20/2018	New Issuance	20,000	Common	Michael McQuillan	Cash	Restricted	$ 20.000
1/20/2018	New Issuance	5,000	Common	Keenan P Dillard	Cash	Restricted	$ 20.000
1/21/2018	New Issuance	10,000	Common	Taylor Collings	Cash	Restricted	$ 20.000
1/21/2018	New Issuance	40,000	Common	Zlatica Vincini	Cash	Restricted	$ 20.000
1/21/2018	New Issuance	8,000	Common	James Willsey	Cash	Restricted	$ 20.000
1/21/2018	New Issuance	14,400	Common	Ajay Dugar	Cash	Restricted	$ 20.000
1/21/2018	New Issuance	50,000	Common	Ari Gold	Cash	Restricted	$ 20.000
1/22/2018	New Issuance	80,000	Common	Michael McCahill TTEEU/A DTD 12/24/02 FBO Michael McCahill	Cash	Restricted	$ 16.000
1/22/2018	New Issuance	24,000	Common	Peter D Schneider TTEEU/A DTD 9/28/15 FBO Keil P.Schneider and Michael James Hague	Cash	Restricted	$ 16.000
1/22/2018	New Issuance	20,000	Common	Ken Nozaki	Cash	Restricted	$ 16.000
1/22/2018	New Issuance	40,000	Common	DHIRENDRA SAXENA	Cash	Restricted	$ 16.000
1/22/2018	New Issuance	8,000	Common	Jack D. Gibbs TTEEU/A DTD 517/16 Gibbs Family Trust FBO John D Gibbs Jr & Jennifer S. Gibbs	Cash	Restricted	$ 16.000

1/22/2018	New Issuance	8,000	Common	Tom Cocchiola	Cash	Restricted	$ 16.000
1/22/2018	New Issuance	20,000	Common	Kelly Santana	Cash	Restricted	$ 16.000
1/23/2018	New Issuance	20,000	Common	Brian Gunning	Cash	Restricted	$ 15.000
1/23/2018	New Issuance	20,000	Common	M. Dean White	Cash	Restricted	$ 15.000
1/23/2018	New Issuance	20,000	Common	Robert C. and Nedra Davidson	Cash	Restricted	$ 15.000
1/23/2018	New Issuance	2,400	Common	Priscilla Lee Wimmer TrustEric Jerome Wimmer TTEEU/A DTD 12/21/98 FBO Eric Jerome Wimmer	Cash	Restricted	$ 15.000
1/23/2018	New Issuance	20,000	Common	Richard J. Cote	Cash	Restricted	$ 15.000
1/24/2018	New Issuance	20,000	Common	Causey C Lee	Cash	Restricted	$ 13.990
1/24/2018	New Issuance	8,000	Common	Stephen T Shoemaker	Cash	Restricted	$ 13.990
1/24/2018	New Issuance	9,600	Common	John J. Burke & Minda Louise Burr	Cash	Restricted	$ 13.990
1/24/2018	New Issuance	4,000	Common	Uday Phatak	Cash	Restricted	$ 13.990
1/24/2018	New Issuance	20,000	Common	Principled Healthcare Solutions, Inc.	Cash	Restricted	$ 13.990
1/25/2018	New Issuance	20,000	Common	Michael Head	Cash	Restricted	$ 8.969
1/25/2018	New Issuance	12,800	Common	James Denke	Cash	Restricted	$ 8.969
1/25/2018	New Issuance	20,000	Common	Ralph A. Sair	Cash	Restricted	$ 8.969
1/27/2018	New Issuance	8,000	Common	Joshua Smith	Cash	Restricted	$ 11.000
1/27/2018	New Issuance	10,000	Common	Benzion Sapir	Cash	Restricted	$ 11.000
1/29/2018	New Issuance	1,600	Common	James A. Hughes	Cash	Restricted	$ 11.000
1/27/2018	New Issuance	8,000	Common	Laura Schumacher Smith	Cash	Restricted	$ 11.000

2/2/2018	New Issuance	4,000	Common	Daniel Joe Duncan	Cash	Restricted	$ 13.650
1/19/2018	New Issuance	20,000	Common	Alfonso Massaro	Cash	Restricted	$ 20.000
2/8/2018	New Issuance	4,000	Common	William Thomas Sharp Jr.	Cash	Restricted	$ 11.400
2/14/2018	New Issuance	1,600	Common	William Thomas Sharp Jr.	Cash	Restricted	$ 10.600
1/18/2018	New Issuance	8,000	Common	Andy Moy	Cash	Restricted	$ 22.000
1/30/2018	New Issuance	20,000	Common	Richard Beaty	Cash	Restricted	$ 13.000
2/16/2018	New Issuance	4,000	Common	Andrew Card	Cash	Restricted	$ 11.000
2/23/2018	New Issuance	20,000	Common	JARY SIEGEL	Cash	Restricted	$ 13.520
2/23/2018	New Issuance	20,000	Common	Steven Sell	Cash	Restricted	$ 13.520
2/23/2018	New Issuance	80,000	Common	Adam Brosius	Cash	Restricted	$ 13.520
2/23/2018	New Issuance	20,000	Common	Randall Nunley	Cash	Restricted	$ 13.520
11/30/2017	New Issuance	100,000	Common	Zack Bouthiller	Cash	Restricted	$ 3.500
2/27/2018	New Issuance	20,000	Common	James Gervasi	Cash	Restricted	$ 13.750
3/2/2018	New Issuance	240,000	Common	Gregg Ostrander Revocable TrustDTD March 14, 2003Gregg Ostrander TTEE	Cash	Restricted	$ 13.550
3/7/2018	New Issuance	16,000	Common	Amanda Harvey	Cash	Restricted	$ 12.020
3/23/2018	New Issuance	662,400	Common	David Ostrander	Cash	Restricted	$ 9.510
10/9/2018	New Issuance	435,775	Common	Ian Molendyk	Cash	Restricted	$ 3.600

Exhibit B

Blockchain Industries Grants

Grant Number	Employee Name	Grant Date	OTC Trading Prices on Grant Date	Shares
RSA-1	Roberto Corretjer	2017-11-15	$ 0.2595	500,000
ES-1	Fintech Global Consultants	2017-12-01	$ 3.5000	300,000
ES-2	Fintech Global Consultants	2017-12-01	$ 3.5000	200,000
RSA-2	Stefan Galluppi	2017-11-15	$ 0.2595	500,000
ES-3	Fintech Global Consultants	2017-12-01	$ 3.5000	200,000
RSA-3	Fintech Global Consultants	2017-12-01	$ 3.5000	600,000
RSA-4-A	Sagacious Gambit, Inc.	2017-12-01	$ 3.5000	500,000
ES-4	Kingsley Kobayashi	2017-12-01	$ 3.5000	200,000
RSA-4-B	Robert Kalkstein	2017-12-01	$ 3.5000	500,000
ES-5	Lyons Capital, LLC	2017-12-10	$ 7.1250	60,000
RSA-5	Zack Pontgrave	2017-12-01	$ 3.5000
RSA-6	Hey Big Dawg LLC	2018-01-28	$ 11.0000	20,000
ES-6	Paul Kim	2018-01-01	$ 7.0250	166,664
RSA-7	Brendan Beveridge	2018-02-01	$ 14.0000	100,000
ES-7	Paul Kim	2018-01-01	$ 7.0250	66,668
RSA-8	Lisa Moynihan	2018-02-01	$ 14.0000	100,000
ES-8	Paul Kim	2018-01-01	$ 7.0250	66,668
ES-9	Sarah Mackay	2018-01-01	$ 7.0250	4,000
ES-10	Sarah Mackay	2018-01-01	$ 7.0250	4,000
ES-11	Sarah Mackay	2018-01-01	$ 7.0250	4,000
ES-12	Rod Garratt	2018-01-15	$ 11.0000	50,000
ES-13	Rod Garratt	2018-01-15	$ 11.0000	50,000
ES-14	Rod Garratt	2018-01-15	$ 11.0000	50,000
ES-15	Max Robbins	2018-02-01	$ 14.0000	144,000
ES-19	Bridan Enterprises LLC	2018-02-15	$ 10.6500	16,500
ES-20	Bridan Enterprises LLC	2018-02-15	$ 10.6500	16,500
ES-21	Bridan Enterprises LLC	2018-02-15	$ 10.6500	17,000
ES-25	Kevin Hu	2018-02-26	$ 15.0000	165,000
ES-26	Kevin Hu	2018-02-26	$ 15.0000	165,000
ES-27	Kevin Hu	2018-02-26	$ 15.0000	170,000